77C

Putnam Global Natural Resources Fund as of August 31, 2007 annual shareholder report


Shareholder Meeting Results
(Unaudited)
________________________________________________________________
May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against		Abstentions
11,243,755	764,684			453,513

All tabulations are rounded to the nearest whole number.